UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 3)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Celanese AG

(Name of the Issuer)
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV-A L.P.
Blackstone Family Investment Partnership (Cayman) IV-A L.P.
Blackstone Chemical Coinvest Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Capital Partners (Cayman) Ltd. 2
Blackstone Capital Partners (Cayman) Ltd. 3
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
BCP Holdings GmbH
BCP Acquisition GmbH & Co. KG
Celanese Europe Holding GmbH & Co. KG
Celanese Europe Management GmbH

(Name of Person(s) Filing Statement)
Ordinary Shares, no par value

(Title of Class of Securities)
D1497A101

(CUSIP Number of Class of Securities)
Curt Shaw
Celanese Corporation
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005). .
Item 8. Interest in Securities of the Subject Company (Regulation M-A Item 1008).
Item 1. Exhibits (Regulation M-A Item 1016).
SIGNATURE
EX-A.5.A.I: AD HOC RELEASE
EX-A.5.A.II: PRESS RELEASE
EX-A.5.A.III: SHARE PURCHASE AND TRANSFER AGREEMENT

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$506,132,738*	$59,572	**
*Calculated solely for purposes of determining the filing fee. Because the amount to be paid for the securities that may be purchased in the transactions described in this Schedule 13E-3 has not yet been determined, the transaction value was determined based on the market price for the subject securities, using Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended. Accordingly, the transaction value was calculated as follows: (i) 8,124,121 ordinary shares of Celanese AG that may be acquired in the transactions described in this Schedule 13E-3, multiplied by (ii) EUR48.25, the average of the high and low prices reported on the Frankfurt Stock Exchange on April 8, 2005, multiplied by (iii) 1.2912, the noon buying rate for Euros on April 8, 2005, as reported by the Federal Reserve Bank of New York.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005, is equal to 0.01177% of the value of the transaction.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid: $50,039.58	Filing Party:	Celanese Europe Holding GmbH &
Co. KG (fka BCP Crystal
Acquisition GmbH & Co. KG)

Form or Registration No.: Schedule TO	Date Filed:	September 2, 2004

Amount Previously Paid: $9,532.42	Filing Party:	Celanese Europe Holding GmbH & Co. KG

Form or Registration No.: Schedule 13E-3	Date Filed:	April 13, 2005

Total Amount Previously Paid: $59,572

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Blackstone LR Associates (Cayman) IV Ltd., a limited duration company organized under the laws of the Cayman Islands, (ii) Blackstone Management Associates (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iii) Blackstone Capital Partners (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iv) Blackstone Capital Partners (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (v) Blackstone Family Investment Partnership (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vi) Blackstone Chemical Coinvest Partners (Cayman) L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vii) Blackstone Capital Partners (Cayman) Ltd. 1, an exempt company organized under the laws of the Cayman Islands, (viii) Blackstone Capital Partners (Cayman) Ltd. 2, an exempt company organized under the laws of the Cayman Islands, (ix) Blackstone Capital Partners (Cayman) Ltd. 3, an exempt company organized under the laws of the Cayman Islands, (x) Celanese Corporation, a Delaware corporation, (xi) Crystal US Holdings 3 L.L.C., a Delaware limited liability company, (xii) Celanese Holdings LLC, a Delaware limited liability company, (xiii) BCP Crystal US Holdings Corp., a Delaware corporation, (xiv) BCP Caylux Holdings Luxembourg S.C.A., a partnership limited by shares organized under the laws of the Grand Duchy of Luxembourg, (xv) BCP Holdings GmbH, a limited liability company organized under the laws of Germany, (xvi) BCP Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, (xvii) Celanese Europe Holding GmbH & Co. KG, a limited partnership organized under the laws of Germany and (xviii) Celanese Europe Management GmbH, a limited liability company organized under the laws of Germany, on April 13, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Disclosure Document attached as Exhibit (a)(1)(A) to this Schedule 13E-3 (including all schedules and annexes thereto, the “Disclosure Document”).
     Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Disclosure Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).
Item 1005(e) of Schedule 13E-3 is hereby amended and supplemented by the following information:
On August 19, 2005, Purchaser, Paulson & Co. Inc. (“Paulson”) and Arnhold and S. Bleichroeder Advisers, LLC (“ASB” and with Paulson, the “Sellers”) entered into a Share Purchase and Transfer Agreement and Settlement Agreement (the “Agreement”) whereby Paulson and ASB agreed to sell 5,758,299 and 160,000 Celanese Shares, respectively, to Purchaser, in consideration for EUR 51.00 per share. In addition, Purchaser also paid each of the Sellers EUR 2.00 per Celanese Share they were selling to Purchaser in consideration for the Sellers each agreeing to, among other things, (1) accept the shareholders’ resolutions passed at the extraordinary general meeting of Celanese AG held on July 30 and 31, 2004 and the annual general meeting of Celanese AG held on May 19 and 20, 2005, (2) acknowledge the legal effectiveness of the domination and profit and loss transfer agreement, (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in German legal proceedings related to, among other things, challenging the effectiveness of the domination and profit and loss transfer agreement and amount of fair cash compensation offered by Purchaser in the Mandatory Offer, (4) refrain from acquiring any Celanese Shares or any other investment in Celanese AG, and (5) refrain from taking any future legal action shareholder resolutions or corporate actions of the Celanese AG. The Agreement also provides that Purchaser will undertake, subject to compliance with applicable law, to increase the fair compensation offered in the Mandatory Offer from EUR 41.92 per Celanese Share (plus interest under the terms of the Offer) to EUR 51.00 per Celanese Share (plus interest under the terms of the Offer) (the

“New Purchase Price”) for the period from the date of the revised offer to September 29, 2005 subject to the agreement by tendering minority holders of Celanese Shares to waive their right to conduct special award proceedings (Spruchverfahren) and their right to any awards pursuant to such proceedings.
Item 8. Interest in Securities of the Subject Company (Regulation M-A Item 1008).
Item 1008(a) of Schedule 13E-3 is hereby amended and supplemented by the following information:
Following the purchase of the Celanese Shares owned by Paulson and ASB, Purchaser owned 48,205,969 Celanese Shares, which represents approximately 95.7% of the Celanese Shares outstanding as of August 18, 2005, excluding treasury shares held by Celanese AG or parties acting for the account of Celanese AG.
Item 1008(b) of Schedule 13E-3 is hereby amended and supplemented by incorporating by reference the section of the Disclosure Document entitled “Companies Involved –Interest of the Reporting Persons in Celanese AG”, as amended and supplemented in the manner described in Item 5 of this Amendment.
Item 1.   Exhibits (Regulation M-A Item 1016).
Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(A)(i)	Ad hoc Release of Celanese Corporation, dated August 19, 2005.
(a)(5)(A)(ii)	Press Release of the Bidder, dated August 19, 2005.
(a)(5)(A)(iii)	Share Purchase and Transfer Agreement between Celanese Europe Holdings GmbH & Co. KG, Paulson & Co. Inc. and Arnhold and S. Bleichroeder Advisers, LLC, dated August 19, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 19, 2005

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By: Blackstone Management Associates (Cayman) IV L.P., it general partner

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Person

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) IV L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Director

BLACKSTONE LR CAPITAL PARTNERS (CAYMAN) LTD. 3

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Director

CELANESE CORPORATION

By:	/s/ David N. Weidman

Name: David N. Weidman
Title: President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ David N. Weidman

Name: David N. Weidman
Title: President and Chief Executive Officer

CELANESE HOLDINGS LLC

By:	/s/ David N. Weidman

Name: David N. Weidman
Title: President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ David N. Weidman

Name: David N. Weidman
Title: President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By: BCP Caylux Holdings Ltd. 1, its general partner

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

BCP HOLDINGS GMBH

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

BCP ACQUISITION GMBH & CO. KG

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

CELANESE EUROPE MANAGEMENT GMBH

By:	/s/ Chinh Chu

Name: Chinh Chu
Title: Authorized Person

Exhibit Index

(a)(5)(A)(i)	Ad hoc Release of Celanese Corporation, dated August 19, 2005.
(a)(5)(A)(ii)	Press Release of the Bidder, dated August 19, 2005.
(a)(5)(A)(iii)	Share Purchase and Transfer Agreement between Celanese Europe Holdings GmbH & Co. KG, Paulson & Co. Inc. and Arnhold and S. Bleichroeder Advisers, LLC, dated August 19, 2005.